SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *

ArTara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04300J107

(CUSIP Number)

January 9, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

(Page 1 of 9 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04300J107	13G	Page 2 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DRW Venture Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 448,751
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 448,751
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,751
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.68% (1)
12.	TYPE OF REPORTING PERSON* OO

__________________

(1) Based on 5,840,767 shares of the Issuer’s common stock outstanding, as reported to us by a representative of the Issuer.

CUSIP No.	04300J107	13G	Page 3 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DRW Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 448,751 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 448,751 (2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,751 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.68% (1)
12.	TYPE OF REPORTING PERSON* OO

__________________

(2) Comprised of shares of common stock held by DRW Venture Capital LLC, of which DRW Management LLC is the manager.

CUSIP No.	04300J107	13G	Page 4 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DRW Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 448,751 (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 448,751 (3)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,751 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.68% (1)
12.	TYPE OF REPORTING PERSON* OO

__________________

(3) Comprised of shares of common stock held by DRW Venture Capital LLC. DRW Holdings, LLC is the manager of DRW Management LLC.

CUSIP No.	04300J107	13G	Page 5 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald R. Wilson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 448,751 (4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 448,751 (4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,751 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.68% (1)
12.	TYPE OF REPORTING PERSON* IN

__________________

(4) Comprised of shares of common stock held by DRW Venture Capital LLC. Donald R. Wilson, Jr. is the manager of DRW Holdings, LLC.

CUSIP No.	04300J107	13G	Page 6 of 9

Item 1(a).	Name of Issuer:

ArTara Therapeutics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1 Little West 12th Street, New York, NY 10014

Item 2(a).	Name of Person Filing:

DRW Venture Capital LLC, DRW Management LLC, DRW Holdings, LLC and Donald R. Wilson, Jr.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

DRW Venture Capital LLC, DRW Management LLC, DRW Holdings, LLC and Donald R. Wilson, Jr., 540 West Madison Street, Suite 2500, Chicago, Illinois 60661

Item 2(c).	Citizenship:

DRW Venture Capital LLC, DRW Management LLC and DRW Holdings, LLC - Delaware limited liability companies; Donald R. Wilson, Jr. – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

04300J107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No.	04300J107	13G	Page 7 of 9

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

DRW Venture Capital LLC - 448,751 shares DRW Management LLC - 448,751 shares DRW Holdings, LLC - 448,751 shares Donald R. Wilson, Jr. – 448,751 shares

(b)	Percent of class**:

DRW Venture Capital LLC – 7.68% DRW Management LLC - 7.68% DRW Holdings, LLC – 7.68% Donald R. Wilson, Jr. – 7.68%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote:	DRW Venture Capital LLC - 448,751 DRW Management LLC - 448,751 DRW Holdings, LLC - 448,751 Donald R. Wilson, Jr. – 448,751

	(ii)	Shared power to vote or to direct the vote:	All Reporting Persons - 0

	(iii)	Sole power to dispose or to direct the disposition of:	DRW Venture Capital LLC - 448,751 DRW Management LLC - 448,751 DRW Holdings, LLC - 448,751 Donald R. Wilson, Jr. – 448,751

	(iv)	Shared power to dispose or to direct the disposition of:	All Reporting Persons - 0

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

CUSIP No.	04300J107	13G	Page 8 of 9

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No.	04300J107	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRW VENTURE CAPITAL LLC

By: DRW Management LLC

By: DRW Holdings, LLC

By: /s/ Donald R. Wilson, Jr.

       Donald R. Wilson, Jr., Manager

DRW MANAGEMENT LLC

By: DRW Holdings, LLC

By: /s/ Donald R. Wilson, Jr.

       Donald R. Wilson, Jr., Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.

       Donald R. Wilson, Jr., Manager

DONALD R. WILSON, JR.

/s/ Donald R. Wilson, Jr.

Date: January 16, 2020

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of ArTara Therapeutics, Inc. shall be filed on behalf of the undersigned.

DRW VENTURE CAPITAL LLC

By: DRW Management LLC

By: DRW Holdings, LLC

By: /s/ Donald R. Wilson, Jr.

       Donald R. Wilson, Jr., Manager

DRW MANAGEMENT LLC

By: DRW Holdings, LLC

By: /s/ Donald R. Wilson, Jr.

       Donald R. Wilson, Jr., Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.

       Donald R. Wilson, Jr., Manager

DONALD R. WILSON, JR.

/s/ Donald R. Wilson, Jr.